Exhibit 99.1

Li Auto Inc. July 2023 Delivery Update

August 1, 2023

BEIJING, China, August 01, 2023 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced that the Company delivered 34,134 vehicles in July 2023, representing an increase of 227.5% year over year and surpassing the 30,000 mark for the second consecutive month. The cumulative deliveries of Li Auto vehicles in 2023 reached 173,251 as of the end of July.

“As a preferred premium automotive brand for Chinese families, we successfully delivered our 400,000th vehicle in July, becoming the first emerging NEV manufacturer in China to achieve this milestone,” commented Xiang Li, chairman and chief executive officer of Li Auto. “Our three Li L series models achieved cumulative deliveries of over 200,000 vehicles since their successive launches beginning in June 2022. Li L series also consistently ranked as the top seller among SUVs priced above RMB300,000 in each month of the second quarter, establishing itself as a leader in China’s premium automotive market. Specifically, we delivered over 50,000 Li L7s, our five-seat flagship family SUV, within five months of delivery commencement, while increasing monthly deliveries of our two six-seat SUVs, Li L9 and Li L8, from about 12,000 in March this year to around 20,000 in July. This solid performance demonstrates our product strength, which drives our success in a competitive environment and eventually leads to higher sales. Finally, we intend to roll out Li Magic Carpet air suspension 2.0 through OTA this month to bring our users better handling and suspension experience.”

As of July 31, 2023, the Company had 337 retail stores in 128 cities, as well as 323 servicing centers and Li Auto-authorized body and paint shops operating in 222 cities.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家,创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. The Company started volume production in November 2019. Its current model lineup includes Li L9, a six-seat flagship family SUV, Li L8, a six-seat premium family SUV, and Li L7, a five-seat flagship family SUV. The Company leverages technology to create value for its users. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions while expanding its product line by developing new BEVs and EREVs to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com